ALLOGENE THERAPEUTICS, INC.

210 East Grand Avenue

South San Francisco, California 94080

October 4, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tonya K. Aldave

Re:	Allogene Therapeutics, Inc. Registration Statement on Form S-1, as amended (File No. 333-227333) Request for Acceleration of Effective Date

Dear Ms. Aldave:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Allogene Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern time, on October 9, 2018, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Charles J. Bair of Cooley LLP at (858) 550-6142 or, in his absence, Charles S. Kim of Cooley LLP at (858) 550-6049.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours, Allogene Therapeutics, Inc. /s/ Eric Schmidt, Ph.D.
By:	Eric Schmidt, Ph.D.
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]